Mail Stop 3030

                                                                October 16,
2018

    Harry Simeonidis
    President
    Glucose Biosensor Systems (Greater China) Holdings, Inc.
    733 Third Avenue, Floor 15
    New York, New York 10017

           Re: Glucose Biosensor Systems (Greater China) Holdings, Inc. Amendment No. 4 to Draft Offering Statement on Form 1-A Submitted September 28, 2018
                   CIK No. 0001725430

    Dear Mr. Simeonidis:

          We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

    Description of Our Securities, page 90

    1. We note your response to prior comment 5. Please expand to clarify how the options described on page F-31 are included in your disclosure on pages 15 and 43. We note, for example, that the disclosure on pages 15 and 43 refers to an issuance of warrants by you in connection with an issuance of preferred stock. However, your disclosure on page
           F-31 appears to refer to an issuance of options in connection with a note transaction.

    2. Please address that part of prior comment 5 asking you to tell us the nature of the activities conducted by the subsidiaries you do not wholly own. Also tell us whether your disclosure regarding your 98% ownership of a subsidiary reflects the 12,083,333 shares to be issued according to the first paragraph on page F-31. Harry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
October 16, 2018
Page 2

Lock-up Agreement, page 95

3. We note your response to prior comment 1; however, this section indicates that the issuer has agreed to a one-year lock up while page 14 of exhibit 1.1 refers to a 180-day issuer lock up. Please clarify.

Exhibits

4. We note your response to prior comment 7. Please re-submit Exhibit 6.6, as you stated in your letter to us dated September 11, 2018. It appears such exhibit was not included with the amendment submitted September 11, 2018 or the amendment submitted September
       28, 2018.

5. Please tell us why you have not included the employment agreement with Ms. Gavrilenko mentioned on page 79.


        You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.


                                                           Sincerely,

                                                           /s/ Russell Mancuso

                                                           Russell Mancuso
                                                           Branch Chief
                                                           Office of
Electronics and Machinery


cc: Gary J. Simon--Hughes Hubbard & Reed LLP